Exhibit 99.1

Procaps Group Delays Filing of Annual Report on Form 20-F

MIAMI, USA – BARRANQUILLA, COL – May 1, 2024 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that it has determined it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, within the prescribed time period.

Additional time is necessary to prepare and complete the Company’s review of its financial statements for the year ended December 31, 2023, in order for the Company to file its annual report on Form 20-F, including with respect to an ongoing internal investigation initiated by the Company´s Audit Committee with the assistance of external advisors into matters involving the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 loan in the amount of approximately $2.5 million that involved related parties.

The Company is working diligently to complete its financial statements in order to file its Form 20-F as soon as practicable before May 15, 2024.

The Company expects to hold a business update call in conjunction with the filing of its Form 20-F and Earnings Release and expects to provide a further update regarding the date of the business update call.

Please send all questions to ir@procapsgroup.com. Due to applicable securities laws, the Company is unable to provide further details beyond what is publicly disclosed, and accordingly the Company expects to address submitted questions in its applicable reports and during its conference call once the results are published.

The Company has made preliminary determinations of certain results of operations. Revenue for the year ended December 31, 2023, is currently expected to be between approximately $425 and $433 million, compared to $409.9 million for the year ended December 31, 2022, with the difference primarily due to an increase in sales. Income for the year ended December 31, 2023, is currently expected to be between approximately $50 and $55 million, compared to income of $42.5 million for the year ended December 31, 2022, with the difference primarily due to the accounting treatment for non-cash shares and warrants held in escrow and an increase in non-recurring income.

With reference to the below disclosures regarding the use of non-IFRS measures, the Company currently expects Adjusted EBITDA for the year ended December 31, 2023, to be in single-digit growth in comparison with Adjusted EBITDA for the year ended December 31, 2022.

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in material differences from this preliminary unaudited financial information.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Use of Non-IFRS Financial Measures

The Company’s management uses and discloses Adjusted EBITDA and other measures which represent “non-IFRS” financial information to assess its operating performance across periods and for business planning purposes. The Company’s management believes the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

The Company’s management defines EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. The Company’s management defines Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II, certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. Neither EBITDA or Adjusted EBITDA are presented in accordance with generally accepted accounting principles or IFRS and are non-IFRS financial measures.

Because the Company has not yet completed the preparation and review of its financial statements and because of the forward-looking nature of the estimated Adjusted EBITDA presented above, the Company does not have specific quantifications of the amounts that would be required to provide a reconciliation of income, the most directly comparable financial measure calculated and presented in accordance with IFRS to Adjusted EBITDA for the year ended December 31, 2023. The Company believes there is a degree of variability with respect to certain of the IFRS measures and certain adjustments made to arrive at the relevant non-IFRS measure that precludes the Company from providing an accurate preliminary estimate of an IFRS to non-IFRS reconciliation without unreasonable effort or expense.